United States securities and exchange commission logo





                                February 7, 2024

       Craig Wood
       Chief Executive Officer
       Vast Renewables Limited
       226-230 Liverpool Street
       Darlinghurst, NSW 2010
       Australia

                                                        Re: Vast Renewables
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
19, 2024
                                                            CIK No. 0001964630

       Dear Craig Wood:

              We have conducted a limited review of your draft registration statement and have the following comment(s).

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that you are registering 46,036,985 ordinary shares in your secondary offering.
This appears inconsistent with your disclosures in clauses (i) through
                                                        (iii), (v) and (vii) in
paragraph 2 that you are registering 46,034,975 ordinary shares.
                                                        Please advise or
revise.
   2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
 Craig Wood
FirstName LastNameCraig
Vast Renewables Limited Wood
Comapany7,NameVast
February   2024     Renewables Limited
February
Page 2 7, 2024 Page 2
FirstName LastName
Risk Factors
Certain of the Selling Securityholders acquired their Ordinary Shares at a price that is less than the market price..., page 54

3. Please revise this risk factor to disclose the purchase price of each of the securities being registered for resale. Further, please disclose that the current trading price of your ordinary shares is significantly below the SPAC IPO price.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 124

4. We note your disclosure on the cover page that the likelihood that holders determine to exercise their warrants, and therefore the amount of cash proceeds that you would receive, is dependent upon the market price of your ordinary shares. Provide similar disclosure in the MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.
7. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             You state on page 117 that the Doosan Pre-Works Agreement terminates on the earlier of December 31, 2023 or upon the execution of a supply contract.
             You state on page 117 that you agreed to negotiate a purchase agreement with
             Cockerill Renewable no later than December 31, 2023.
 Craig Wood
FirstName LastNameCraig
Vast Renewables Limited Wood
Comapany7,NameVast
February   2024     Renewables Limited
February
Page 3 7, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Elliott Smith